EXPLANATORY NOTE
The Citigroup 401(k) Plan is filing this amendment to its Form 11-K for the fiscal year ended December 31, 2010 (the “Form 11-K”) because it inadvertently omitted the conformed signature of the authorized signatory in the initial filing of the Form 11-K.
The conformed signature is now included in the Report of Independent Registered Public Accounting Firm of this filing.
There are no other changes to the financial statements or other information provided by the Plan’s administrator in the original filing, and this amendment is not intended to update any other information presented in the Form 11-K filed on June 17, 2011.

CITIGROUP 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2010 and 2009
(With Report of Independent Registered
Public Accounting Firm Thereon)

CITIGROUP 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2010 and 2009
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements	4

Supplemental Schedules*

Schedule H, Line 4i (Form 5500) – Schedule of Assets (Held at End of Year) as of December 31, 2010	24

Schedule H, Line 4j (Form 5500) – Schedule of Reportable Transactions for the Year Ended December 31, 2010	36

Signatures	37

Index to Exhibit	38
EX-23.1: Consent of KPMG LLP

*	Other schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm
The Plan’s Administration Committee
Citigroup Inc.:
We have audited the accompanying statements of net assets available for benefits of the Citigroup 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 and supplemental Schedule H, line 4j – Schedule of Reportable Transactions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules are the responsibility of the Plan Administrator. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
June 17, 2011

CITIGROUP 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value:
Cash and Short-term Investments	$658,755,178	$610,728,718
U.S. Equities:
Large Cap Companies	836,405,713	565,054,314
Mid Cap Companies	75,682,261	74,181,600
Small Cap Companies	88,521,300	70,040,586
Non-U.S. Equities	149,361,367	134,647,512
Mutual Funds	1,095,223,753	1,017,977,144
Collective Trusts and Other Investments	3,977,082,020	3,344,171,434
Guaranteed Investment Contracts	1,153,172,764	1,249,074,609
Wrapper Contracts	2,506,307	3,544,502

Total Investments	8,036,710,663	7,069,420,419

Loans receivable from participants	194,128,824	178,042,074

Receivables:
Investments sold but not delivered	1,420,957	654,065
Interest and dividends	2,044,289	1,688,530
Participant contributions	14,705,980	15,559,541
Employer contributions	287,583,804	456,477,577
Other receivables	74,091	277,987

Total receivables	305,829,121	474,657,700

Total assets	8,536,668,608	7,722,120,193

Liabilities:
Investments purchased but not received	4,786,529	4,486,360
Payable for trustee and administrative fees	4,171,125	5,066,903

Total liabilities	8,957,654	9,553,263

Net assets reflecting all investments at fair value	8,527,710,954	7,712,566,930

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(56,099,540)	(22,091,173)

Net assets available for benefits	$8,471,611,414	$7,690,475,757

See accompanying notes to Financial Statements.

CITIGROUP 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:
Investment income:
Dividends	$45,779,037	$52,016,180
Interest	46,003,171	38,705,622
Net appreciation in fair value of investments	884,401,307	945,752,574

Net investment gain	976,183,515	1,036,474,376

Interest income from participant loans	9,619,050	19,118,429

Contributions:
Participants	425,313,229	532,326,753
Rollover	19,955,636	8,835,476
Employer	285,759,988	459,566,516

Total contributions	731,028,853	1,000,728,745

Total additions to net assets	1,716,831,418	2,056,321,550

Deductions from net assets attributable to:
Distributions to participants (note 1(l))	917,988,832	2,093,171,562
Trustee and administrative expenses	17,706,929	20,335,150
Dividends paid to participants	—	22,128

Total deductions from net assets	935,695,761	2,113,528,840

Net increase (decrease)	781,135,657	(57,207,290)

Net assets available for benefits at:
Beginning of year	7,690,475,757	7,747,683,047

End of year	$8,471,611,414	$7,690,475,757

See accompanying notes to Financial Statements.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(1)	Description of the Plan

The following brief description of the Citigroup 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citigroup Inc. (the Company), its subsidiaries and affiliates. The Company is the Plan Sponsor, as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan was designed as an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the Code). Effective March 1, 2003, the Plan consists of an ESOP component and a non-ESOP component. The ESOP component consists of any amount invested in the Citigroup Common Stock Fund under the Plan.

Reliance Trust Company is the Trustee for the investments held in the Citigroup Common Stock Fund. State Street Corporation is the Trustee of the Plan’s remaining investments. Plan investments are held by State Street Bank & Trust Company, the Custodian, in a trust fund established under the Plan.

The Plan is administered by AonHewitt, a third-party administrator. Effective July 1, 2009, recordkeeping services were transferred from ING to Hewitt Associates LLC. Effective October 1, 2010, Hewitt Associates LLC merged with Aon Corporation to form AonHewitt.

The Company maintains the Financial Education Program for participants through Financial Engines Advisors LLC. Costs are paid by the Company. The program offers assistance on asset allocation for participants’ Plan investments based on their individual risk profile, retirement horizon, and other factors. Additionally, other financial resources such as articles, tutorials and videos are available.

The Plan offers the Professional Account Manager Program through Financial Engines Advisors LLC, which provides a personalized savings and investment strategy for the participant to have their account professionally and proactively managed. Participants who voluntarily elect this program are charged a maximum of 0.35% of their account balance or $2.92 per month for each $10,000 in their account. For participants with account balances over $100,000, advisory fees charged to the participant’s account are slightly reduced. If the participant chooses to be part of the Professional Account Manager Program, the fee is automatically deducted from their account. Effective December 17, 2010, the Plan was expanded to offer additional professional investment management to participant’s near retirement. This program is designed to balance risk and growth in participant’s Plan account before retirement and manage retirement payouts so that the participant has payments through his or her retirement. Under this program, the participant can elect to receive retirement payouts from the participant’s Plan account on a monthly basis.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(b)	Eligibility

Eligible employees generally include employees performing services for the Company and employees of participating subsidiaries, as defined in the Plan document.

Full time employees or part-time employees scheduled to work 20 or more hours a week are eligible to participate on the first day of the first pay period after the participant becomes an employee of the Company.

Part-time employees scheduled to work fewer than 20 hours a week are eligible to participate in the Plan on the January 1 or July 1 after the employee is credited with at least 1,000 hours of service during the first 12 months with the Company or at least 1,000 hours of service in any calendar year beginning after the employee’s date of hire.

(c)	Employee Contributions

An eligible employee may elect to have a portion of his or her regular pay, which generally includes overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, in any 1% increment, by an amount up to 50% of his or her eligible pay (subject to a statutory limitation of $16,500 for 2010 and 2009) as before-tax contributions. Employee before-tax contributions and employer contributions (described below in note 1(d)), as well as the earnings thereon, are taxed to the participant at the time of distribution.

Eligible full or part-time employees will automatically be subjected to the Plan’s automatic enrollment provision and enrolled to contribute to the Plan 90 days after the eligibility date. If eligible employees do not want to be enrolled automatically in the Plan, they have a 90-day grace period from their eligibility date to decline participation in the automatic enrollment. The initial automatic deferral percentage is 3%. Contributions are invested in the BGI LifePath 2050 Fund if the participant has not elected an investment option. Participants whose first date of hire is on or after January 1, 2007 and who are automatically enrolled in the Plan will be deemed to have filed a deferral election authorizing his or her before-tax contributions to be increased by 1% annually up to a maximum of 10%, unless the participant directs otherwise. An automatically enrolled employee may change the rate of before-tax deferrals at any time.

Catch-up contributions are permitted in accordance with Section 414 (v) of the Code. Participants who are over age 50 by the plan year-end can contribute up to 49% of his or her eligible pay up to $5,500 for both 2010 and 2009, bringing those participants’ statutory limitation on before-tax contributions to $22,000 for 2010 and 2009. There is no automatic enrollment for catch-up contributions.

In addition, the Code limits contributions for highly compensated participants, defined by the Code to be participants with annual compensation over $110,000 for 2010 and 2009.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(d)	Employer Contributions

During 2010 and 2009 employer contributions consisted of three major components: the Company matching contribution, fixed contribution, and transition contribution. A one-time Company contribution is also provided to certain grandfathered participants on a limited basis when they become eligible.

In 2010, the Company matching contribution was equal to 100% of participant’s contribution up to 4% of the participant’s eligible pay (up to the annual compensation maximum set by the Code) for eligible employees at all compensation levels. In 2009, the company match was equal to 100% of participant’s contribution up to 6% of the participant’s eligible pay.

A fixed contribution of up to 2% of eligible pay is credited to the Plan’s eligible employees’ accounts whose total compensation is less than $100,000.

An annual transition contribution is credited to the Plan accounts of certain employees who exceed the maximum matching contribution and, if eligible, the fixed contribution. Participants eligible for the annual transition contribution generally include employees with longer service who were eligible participants in the Citigroup Pension Plan and have been continuously employed by the Company since December 31, 2006.

At December 31, 2010, and December 31, 2009 the employer contribution receivable was $288 million and $457 million, respectively. Approximately $70 million of the 2009 contribution related to participants who left the Plan in connection with the joint venture between the Company and Morgan Stanley. The employer contribution receivable at December 31, 2010 and December 31, 2009 includes $212 million and $367 million related to the Company matching contribution, respectively.

Company contributions relating to 2010 and 2009 were credited to participant accounts in 2011 and 2010, respectively.

(e)	Participant Accounts

The Plan maintains a separate account for each participant, to which contributions, expenses, investment gains and losses are allocated.

Participants may elect to divide their deferral contributions, Company contributions, and account balance among the investment fund options offered under the Plan in whole increments of 1%.

A participant may elect to suspend or resume his or her contributions, subject to the Plan’s notice requirements. In addition, a participant may change the rate of his or her contributions, subject to the Plan’s notice requirements, and may elect to change the allocation of future contributions among the funds daily. A participant may also elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment fund or funds, subject to certain restrictions.

Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(f)	Rollover and Transfer Contributions

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account (IRA), which holds amounts attributable solely to a rollover from another qualified plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

(g)	Investment Options

Plan assets are held in a trust fund and are invested in the investment options offered under the Plan at the direction of Plan participants, in accordance with the Plan document. The Plan is intended to satisfy the requirements of Section 401(c) of ERISA.

In general, Plan participants may move a portion or all of their account balance among the Plan’s investment options through a fund transfer, reallocation, or rebalance, generally not more frequently than once every seven calendar days. An exception to this rule is that they may move a portion or all of their account balance into the Citi Institutional U.S. Treasury Reserves Fund or the BlackRock TempFund at any time. However, once a participant moves his or her account balance into one of these funds, he or she cannot move those amounts out of the same fund for seven calendar days.

In addition, Plan participants may not move an investment in the Stable Value Fund through a fund transfer, reallocation, or rebalance directly into any of the three investment options that are considered competitors of the Stable Value Fund: the Citi Institutional U.S. Treasury Reserves Fund, the BlackRock TempFund, and the BFA LifePath Index Retirement Fund. The BFA LifePath Index Retirement Fund is not considered a money market fund or stable value fund. This restriction on transfers enables the Stable Value Fund to secure higher-yielding, fixed-income investments intended to preserve principal and earned interest.

If a Plan participant moves a portion or all of their account balance from the Stable Value Fund through a fund transfer, reallocation, or rebalance into any investment option other than the three competing investment options named above, the amount moved must remain invested in a non-competing investment option for at least 90 days before it can be moved into one of the three competing investment options.

These restrictions are subject to change at any time depending on generally applicable Plan rules or the requirements of the funds.

To the extent required by the compliance procedures of a mutual fund to ensure the fund’s adherence to the market timing rules mandated by the Securities and Exchange Commission, upon request by a mutual fund, the Plan may provide reports to the fund detailing Plan participants’ trading activity in that particular fund.

In general, no transaction costs are associated with the Plan, though the funds have the right to impose redemption fees should they decide to do so. Currently, only the Brandywine Global Bond Fund and the T. Rowe Price International Discovery Fund impose a 2% redemption fee on the sale of fund units within 60 days after any purchase of fund units.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

The Plan does not directly participate in securities lending programs; however, one or more of the investment options available to Plan participants provide for securities lending. The investment manager for an investment option determines the terms of, and the extent to which, securities lending is used. Engaging in securities lending is intended to benefit Plan participants investing in such investment offering and the Plan overall.

Effective March 26, 2009, the Private Capital All Cap Value Fund was eliminated. Existing balances were transferred automatically to the SSgA Russell 3000 Fund on that date. Effective September 8, 2009, the AIG International Small Cap Fund and the SSgA International Small Cap Index Fund were replaced with the T. Rowe Price International Discovery Fund. Existing balances in the eliminated funds were transferred automatically on that date to the T. Rowe Price International Discovery Fund. Effective December 17, 2009, the Plan eliminated the BFA 2010 Fund investment option, which was liquidated and the proceeds were transferred to the existing Life Path Retirement Fund. In addition, the BFA LifePath 2050 fund was added as an investment option and added as the default investment fund for participants whose projected year of retirement is 2050 and who do not choose an investment option for their contributions. Effective December 17, 2009, the Clearbridge Multi-Cap Growth Fund was eliminated and participant balances were transferred automatically to the SSgA Russell 3000 Fund on that date. Effective December 17, 2010, the PIMCO All Asset All Authority Fund was added as an investment option under the Plan. Effective December 17, 2010, the investment manager of Small Cap Growth Fund was transitioned from NorthPointe Capital to Numeric Investors. The strategy for the BFA LifePath Funds was also changed from an active strategy to an index strategy, effective December 17, 2010.

Effective May 29, 2009, the guaranteed investment contracts within the Travelers qualified voluntary employee contributions (QVEC) program were removed as an investment option within the Plan. Participants were given the option of transferring their QVEC balance into any of the investment alternatives offered by the Plan. In addition, a participant of the Plan who had a balance in the Travelers QVEC, had the right to request and receive an immediate distribution of their QVEC account balance on or before May 28, 2009. This distribution was offered as a lump sum cash payment for eligible participants who attained age 59 1/2 or rolled over into an IRA or other qualified retirement savings vehicle. If an election was not made by the participant by May 28, 2009 the participant’s QVEC balance was transferred as of the close on May 29, 2009 into the BlackRock TempFund.

(h)	Vesting

The rights of a participant to his or her own before-tax contributions and any earnings thereon are at all times fully vested and nonforfeitable.

Any Plan participant who performs an hour of service after June 26, 2007, will be fully vested in his or her Company matching contributions.

Company fixed and transition contributions, as described in note 1(d), vest according to the following schedule:

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
•	Upon completion of three years of service. Once three years of service has been attained, any fixed and/or transition contributions made on a participant’s behalf will be immediately vested;

•	If a participant reaches age 55, dies, or becomes disabled while in service;

•	In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.
Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company.

(i)	Forfeited Accounts

Forfeitures are used to offset expenses of the Plan. During 2010, $1.9 million of forfeitures were used to offset Plan expenses. During 2009, forfeitures were not utilized to offset Plan expenses. As of December 31, 2010 and 2009, unallocated forfeitures were $377,996 and $1,962,828, respectively.

(j)	Loan Receivable from Participants

As explained further in note 2(e), participant loans are classified as loan receivable from participants in accordance with ASU 2010-25 Topic 962.

Subject to the Plan’s provisions and the requirements contained within ERISA and the Code, participants may apply for up to two loans from the Plan at a fixed annual interest rate equal to the prime rate, as published in The Wall Street Journal for the fifteenth business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $1,000, the maximum of which would be the lesser of 50% of the participant’s vested account balance or $50,000, less the highest outstanding loan balance in the previous twelve months. Loans receivable from participants as of December 31, 2010 and 2009 bore interest rates from 4.25% to 11.00% and 4.25% to 11.50%, respectively.

Loans receivable from participants are valued at amortized cost.

Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Manual loan repayments by participants who are no longer employed by the Company and who are eligible to make manual loan repayments are submitted directly to AonHewitt, the recordkeeper. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence.

Each loan is secured through the vested balance in the participant’s Plan account. If a participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the participant in the year of default. If the participant has an outstanding loan and takes a distribution of his or her Plan benefit, the outstanding principal and interest due on the loan is included in the amount distributed to the participant.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

A participant applying for a general-purpose loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan. The fee will be deducted from the participant’s Plan account at the time his or her loan request is processed. Plan participants who reside in Florida may be subject to an additional tax imposed by Florida law which is deducted from the participant’s Plan account at the time his or her loan request is processed.

(k)	Withdrawals

Prior to termination of employment, a participant may withdraw, subject to the Plan’s notice requirements, all or a portion of the value of his or her participant account and the vested value of his or her Company contribution account if the participant has attained age 59 1/2 or becomes totally and permanently disabled, or all or a certain portion of the value of his or her participant account in the event of demonstrated financial hardship, subject to the Plan’s provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Withdrawals from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

(l)	Distributions

A participant, after leaving the Company, can have the total of his or her account distributed in accordance with the provisions of the Plan.

If the value of a participant’s account exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until his or her normal retirement age or may request a distribution at any time in the form of a lump-sum payment or installments. The value of this distribution will be based on the value of the participant’s accounts at the valuation date that coincides with the distribution, to the extent administratively practicable. If the participant has terminated employment, minimum distributions must commence no later than April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2. If the participant is still employed at age 70 1/2, minimum distributions must commence when the participant retires or otherwise separates from services.

If the value of a participant’s account is between $1,000 and $5,000, the Plan will automatically roll the participant’s account over to an IRA, if the participant does not elect otherwise within 90 days of receiving a notice from the Plan. This provision does not apply to participants who are age 65 or older. If the Plan participant is age 65 or older and his or her account balance is $5,000 or less, the Plan will distribute his or her account as a lump-sum distribution and withhold the applicable taxes. If the value of a participant’s account is less than $1,000, the Plan will distribute the participant’s account upon termination of employment, unless otherwise instructed.

Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Distributions from the Citigroup

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

Of the distributions paid in 2009, approximately $1.1 billion related to participants leaving the Plan in connection with the joint venture between the Company and Morgan Stanley. See Note 9 for additional details on the joint venture.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual basis of accounting.

(b)	Use of Estimates

The preparation of the financial statements are in conformity with U.S. generally accepted accounting principles and requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

Plan investments are stated at fair value.

Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price. This includes domestic and international equities in separately managed accounts.

The shares of common stock held by the Citigroup Common Stock Fund and the State Street Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year. Collective Trusts are valued at the net asset value as reported by the sponsor of the fund. Mutual funds are valued at the net asset value reported in the active market where the fund is traded on a daily basis.

Short-term money market investments are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962 (formerly known as FASB issued staff position No. AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans) requires the Plan to report GICs at fair value. As required under ASC 962, the statements of net assets available for benefits presents the holdings of these fully benefit-responsive investment contracts at fair value with an offsetting adjustment which, when net

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

against the fair value, will equal contract value. Fair values of the underlying investments in the synthetic GICs are based on quoted prices in active markets. The statements of net assets available for benefits reflect amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) is presented on the face of the statements of net assets available for benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Recent Accounting Pronouncements

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption of this guidance is reflected, where applicable, throughout these financial statements.

In September 2010, the FASB issued ASC Update 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962) – Reporting Loans to Participants by Defined Contribution Pension Plans. This guidance requires participant loans be: (i) measured at their unpaid principal balance plus any accrued but unpaid interest; and (ii) classified as notes receivable from participants for reporting purposes. This guidance is effective for reporting periods beginning after December 15, 2010. The adoption of this guidance is reflected, where applicable, throughout these financial statements.

(f)	Reclassifications

Prior year amounts have been reclassified to conform to the current year presentation.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(3)	Investments

A summary of the Plan’s investments as of December 31, 2010 and 2009 is listed below.

	2010		2009
Cash and Short-term Investments
Blackrock TempFund	$368,368,084		$426,824,845	**
Other Cash and Short-term Investments, invidually less than 5% of net assets	290,387,094		183,903,873

Total Cash and Short-term Investments	658,755,178		610,728,718

U.S. Equities:
Large Cap Companies
Citigroup Inc	701,734,489	*	422,359,675	**
Other Large Cap Companies Equities, individually less than 5% of net assets	134,671,224		142,694,639

Total Large Cap Companies Equities	836,405,713		565,054,314

Mid Cap Companies	75,682,261		74,181,600
Small Cap Companies	88,521,300		70,040,586

Total U.S. Equities	1,000,609,274		709,276,500

Non-U.S. Equities	149,361,367		134,647,512

Mutual Funds
Dimensional Invt Group Inc	160,871,776		506,813,508	**
Other Mutual Funds, individually less than 5% of net assets	934,351,977		511,163,636

Total Mutual Funds	1,095,223,753		1,017,977,144

Collective Trusts and Other Investments
Citigroup Lb Agg Bond Index	423,247,929		408,473,589	**
Citigroup S&P 500 Index	888,212,140	*	776,661,590	**
Citigroup Russell 3000 Index	445,835,774	*	430,565,519	**
Other Collective Trusts, individually less than 5% of net assets	2,219,786,177		1,728,470,736

Total Collective Trusts and Other Investments	3,977,082,020		3,344,171,434

Guaranteed Investment Contracts, individually less than 5% of net assets	1,153,172,764		1,249,074,609

Wrapper Contracts	2,506,307		3,544,502

Investments, at fair value	$8,036,710,663		$7,069,420,419

*	Represents 5% or more of Plan’s net assets at December 31, 2010.

**	Represents 5% or more of Plan’s net assets at December 31, 2009.

In connection with acquisitions made by the Company or a predecessor company, the Plan’s investments as of December 31, 2010 and 2009 include $4.3 million and $4.4 million, respectively, of the State Street Common Stock Fund, a closed fund.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
The Plan’s investments (including investments bought and sold during the year) appreciated (depreciated) in value by $884,401,307 in 2010 and $945,752,574 in 2009, as follows:

	2010	2009
Cash and Short-term Investments	$3,203	$12,420
Equity Investments	262,737,224	(62,806,578)
Mutual Funds	102,860,615	327,614,136
Collective Trusts and Other Investments	518,800,265	680,932,596

	$884,401,307	$945,752,574

(4)	Guaranteed Investment Contracts (“GICs”)

The Plan’s Stable Value Fund (“Fund”) invests in fully benefit-responsive investment contracts, including both traditional and synthetic GICs issued by insurance companies, wrapper contracts, and short term investments.

Traditional GICs are investment contracts backed by the general assets of the issuer. The issuer agrees to provide the Fund with a guaranteed interest rate on the Fund’s investment for a specified period of time. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Synthetic GICs consist of two parts: an underlying investment owned directly by the Plan and a “wrapper” contract purchased from an insurance company. The wrapper contract guarantees full payment of principal and interest. The wrapper contracts are obligated to provide an interest crediting rate of not less than zero. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Gains and losses in the fair value of the underlying investments, relative to the wrapper contract value, are represented on the Statement of Net Assets Available for Benefits as “adjustment from fair value to contract value”. If the adjustment amount is positive, this indicates that the wrapper contracts’ values are greater than the fair value of the underlying investments. The embedded fair value losses will be amortized in the future through a lower interest crediting rate. If the adjustment amount is negative, this indicates that the wrapper contracts’ values are less than the fair value of the underlying investments. The amortization of the embedded fair value gains will cause the future interest crediting rate to be higher.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs as of December 31, 2010 and 2009 ranged from 3.24% to 5.19% and from 0.25% to 6.80%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2010 and 2009, the fair value of GICs amounted to $1,153 million and $1,249 million respectively. During 2010, the Plan ceased to invest in traditional GICs. Included in the fair value of GICs at December 31, 2009, $107 million related to investments in traditional GICs.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
An investment contract is considered fully benefit-responsive if all of the following criteria are met:
•	The investment contract is between the fund and the issuer, and the contract cannot be sold or assigned.

•
The contract issuer must be obligated to repay principal and interest to participants in the fund, or provide prospective crediting rate adjustments that cannot result in an interest crediting rate less than zero.

•	All permitted participant-initiated transactions occur at contract value, without limitations.

•	An event that limits the ability of the participant to transact at contract value is not probable.

•	The fund must allow participants reasonable access to their funds.
The Plan’s management has concluded the GICs to be fully benefit-responsive investment contracts and has reported at fair value, rather than contract value.

The Fund owns units of the State Street Short Term Investment Fund, which serves as the Fund’s short term liquidity vehicle.

The statements of net assets available for benefits of the Plan is prepared on a basis that reflects income credited to participants in the Plan and realized and unrealized gains and losses only on those investment contracts that are not deemed fully benefit-responsive, as defined in the following table:

	2010	2009
Portfolio characteristics:
Average yield earned by entire fund	3.45%	3.36%
Return on assets for 12 months	3.79	3.16
Current crediting rate	3.68	3.52
Effective duration in years	2.86	3.43

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2010.

December 31, 2010
	S&P /		GIC	Wrapper	Adjustment
	Moodys		Fair	contract	To contract	Contract
Issuer	Ratings	Yield	value	fair value	value	value
AIG Financial Products Contract No. 725839	AA-/Aa3	3.24%	$243,684,758	$608,689	$(3,219,178)	$241,074,269
AIG Financial Products Contract No. 725840	AA/Aa2	5.19	185,593,513	1,035,448	(18,726,030)	167,902,931
ING Life & Annuity Company Contract No. 60266	AA/Aa2	3.77	187,178,582	307,574	(6,483,497)	181,002,659
JP Morgan Chase Bank Contract No. Citigroup01	AAA/Aaa	5.06	45,603,083	9,307	(1,841,753)	43,770,637
Natixis Financial Pro ducts Contract No. WR1937-01	AA-/Aa3	3.21	243,684,758	145,877	(3,091,541)	240,739,094
Natixis Financial Products Contract No. WR1937-02	AAA/Aaa	4.65	21,376,425	11,638	(652,238)	20,735,825
Royal Bank of Canada Contract No. Citigroup01	AA/Aa2	5.11	226,051,645	387,774	(22,085,303)	204,354,116

Total			$1,153,172,764	$2,506,307	$(56,099,540)	$1,099,579,531

The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2009.

December 31, 2009
	S&P /		GIC	Wrapper	Adjustment
	Moodys		Fair	contract	to contract	Contract
Issuer	Ratings	Yield	value	fair value	value	value
AIG Financial Products Contract No. 725839	A+/A1	0.25%	$227,470,243	$1,173,447	$4,418,624	$233,062,314
AIG Financial Products Contract No. 725840	AA/Aa2	6.80	205,951,446	1,218,947	(12,915,245)	194,255,148
ING Life & Annuity Company Contract No. 60266	AA+/Aa1	4.30	176,896,013	308,633	(2,672,751)	174,531,895
JP Morgan Chase Bank Contract No. Citigroup01	AAA/Aaa	4.87	64,276,829	28,054	(2,565,373)	61,739,510
MetLife Insurance Company Contract No. 90008B	AA/Aa2	4.19	23,848,212	—	2,681	23,850,893
Monumental Life Insur (Aegon) Contract No. SV04359Q	AA-/A1	4.41	8,928,880	—	1,056	8,929,936
Monumental Life Insur (Aegon) Contract No. SV04490Q	AA-/A1	4.48	24,645,303	—	2,959	24,648,262
Natixis Financial Products Contract No. WR1937-01	A+/A1	0.25	227,470,243	347,373	5,035,666	232,853,282
Natixis Financial Products Contract No. WR1937-02	AAA/Aaa	4.31	34,062,875	32,814	(1,221,066)	32,874,623
Principal Capital Management Contract No. 4-29618-10	A+/Aa3	4.65	49,677,871	—	6,185	49,684,056
Royal Bank of Canada Contract No. Citigroup01	AA/Aa2	6.72	205,846,694	435,234	(12,183,909)	194,098,019

Total			$1,249,074,609	$3,544,502	$(22,091,173)	$1,230,527,938

(5)	Risk and Uncertainties

The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections and one election that is closed to new contributions. Additionally, the investments within each investment fund option are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund and State Street Common Stock Fund, which primarily invest in the securities of a single issuer.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

At December 31, 2010 and 2009, approximately 9% and 6%, respectively, of the Plan’s total investments were invested in Citigroup, Inc. common stock. The underlying value of the Company stock is subject to operational and market risks.

(6)	Related-Party Transactions

Certain Plan investments are units of the Citigroup Common Stock Fund, which consists of common stock issued by the Company.

Certain Plan investments are shares of commingled trust funds managed by State Street and common stock issued by State Street. State Street is the Trustee and Custodian of the Plan’s investments.

The Plan’s investment in the Company’s common stock was $702 million and $422 million at December 31, 2010 and December 31, 2009, respectively. The Plan’s investment in State Street common stock was $4.3 million and $4.4 million at December 31, 2010 and December 31, 2009, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties in interest.

(7)	Tax Status

The Internal Revenue Service (the“IRS”) has determined and informed the Plan by a letter dated June 5, 2002 that the Plan and related trust are established in accordance with applicable sections of the Code, and therefore, the Plan qualifies as tax-exempt under Section 401(a) of the Code. The Plan was amended and restated effective January 1, 2009. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s legal counsel believe that the Plan, as amended, continues to be qualified as tax-exempt, and continues to operate in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

In June 2009, the Company’s board of directors adopted the “Tax Benefits Preservation Plan” (the “Rights Plan”) in order to preserve the Company’s ability to utilize certain tax benefits. Pursuant to the Rights Plan, the Company’s board of directors declared a dividend of one preferred stock purchase right (a “Right”) of one share of Citigroup Inc. stock (“Company Stock”).

Although the Company Stock held in the Plan satisfied the definition of a “qualifying employer security” under ERISA Section 407(d)(5), the Rights may not satisfy this definition. Further, ERISA

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
Section 407(a)(2) prohibits a fiduciary who has authority or discretion to control or manage the assets of a plan to permit the plan to hold any “employer security” that violates ERISA Section 407(a).

On December 9, 2009, the Company filed a request for an individual exemption with the Department of Labor (the “DOL”), and amended the exemption request on January 27, 2010 to reflect comments received from the DOL. The Company has requested retroactive relief from the ERISA prohibitions set forth in Title I of ERISA for the acquisition and holding of the Rights by the Plan. The Company also requested relief from the prohibitions, as set forth in Code Section 4975(c)(1)(A) through (E), for the acquisition of the Rights by the Plan. The DOL issued the requested exemption on February 17, 2011, which is effective for the period June 22, 2009 (the date the Rights were issued) through June 10, 2012 (the expiration date of the Rights, unless earlier terminated by the Company).

(8)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the impacted participants’ accounts will become 100% vested and, therefore, will not be subject to forfeiture.

(9)	Partial Plan Termination

Effective June 1, 2009, the Company and Morgan Stanley entered into a joint venture that combined the Global Wealth Management platform of Morgan Stanley with the Company’s Smith Barney, Quilter and Australia private client networks. The Company sold 100% of these businesses to Morgan Stanley in exchange for a 49% stake in the joint venture.

Plan management, with the advice of the Plan’s legal counsel, determined that a partial plan termination was triggered effective June 1, 2009 due to changes in the number of Plan participants, as a result of the sale of certain businesses to Morgan Stanley as part of the joint venture. Accordingly, Plan participants who were terminated as part of the 2009 company-wide re-engineering plan became retroactively fully vested in their employer contributions on their termination date. Plan participants impacted by the joint venture were vested in all prior employer contributions as a condition of the sale.

Plan management communicated with impacted Plan participants regarding these vesting changes and took other appropriate action. Since the partial Plan termination was triggered in 2009, an additional employer contribution of $1,390,468 was required to restore forfeitures. This contribution was transferred to the Plan in 2009 and is reflected in the statement of changes in net assets available for benefits for the year ended December 31, 2009.

(10)	Administrative Expenses

Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees, and recordkeeping fees to be paid by the Plan and allocated to participant accounts. Expenses related to monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the value of their participant accounts.

Any expenses not borne by the Plan are paid by the Company.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(11)	Fair Value Measurements

The Plan adopted FASB ASC 820 (formerly known as FASB Statement 157, Fair Value Measurements), as of January 1, 2008. ASC 820 does not determine or affect the circumstances under which fair value measurements are used, but defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

• Level 1 – Quoted prices for identical instruments in active markets.
• Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
• Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2010.

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Cash and Short-term Investments	$491,698,284	$167,056,894	$—	$658,755,178
U.S. Equities
Large Cap Companies	836,405,713	—	—	836,405,713
Mid Cap Companies	75,682,261	—	—	75,682,261
Small Cap Companies	88,521,300	—	—	88,521,300
Non-U.S. Equities	149,361,367	—	—	149,361,367
Mutual Funds
Non-U.S. Stock Fund	881,849,791	—	—	881,849,791
U.S. Stock Fund	166,850	—	—	166,850
Non-U.S. Fixed Income Fund	73,302,285	—	—	73,302,285
High Yield Bond Fund	137,442,244	—	—	137,442,244
Global Allocation Fund	2,462,583	—	—	2,462,583
Collective Trusts and Other Investments	—	3,977,061,742	20,278	3,977,082,020
Guaranteed Investment Contracts	—	1,153,172,764	—	1,153,172,764
Wrapper Contracts	—	—	2,506,307	2,506,307

Investments, at fair value	$2,736,892,678	$5,297,291,400	$2,526,585	$8,036,710,663

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2009.

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Cash and Short-term Investments	$566,511,737	$44,216,981	$—	$610,728,718
U.S. Equities
Large Cap Companies	565,054,314	—	—	565,054,314
Mid Cap Companies	74,181,600	—	—	74,181,600
Small Cap Companies	70,040,586	—	—	70,040,586
Non-U.S. Equities	134,647,512	—	—	134,647,512
Mutual Funds
Non-U.S. Stock Fund	851,840,117	—	—	851,840,117
U.S. Stock Fund	192,936	—	—	192,936
Non-U.S. Fixed Income Fund	49,896,573	—	—	49,896,573
High Yield Bond Fund	116,047,518	—	—	116,047,518
Collective Trusts and Other Investments	—	3,344,171,434	—	3,344,171,434
Guaranteed Investment Contracts	—	1,249,074,609	—	1,249,074,609
Wrapper Contracts	—	—	3,544,502	3,544,502

Investments, at fair value	$2,428,412,893	$4,637,463,024	$3,544,502	$7,069,420,419

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2010.

	Level 3 Investments at Fair Value
	Year Ended December 31, 2010
	Wrapper	Other
	Contracts	Investments	Total
Balance, beginning of year	$3,544,502	$—	3,544,502
Transfer into Level 3 investments	—	20,278	20,278
Unrealized loss relating to instruments still held at the reporting date	(1,038,195)	—	(1,038,195)
Purchases, issuances and settlements	—	—	—

Balance, end of year	$2,506,307	$20,278	2,526,585

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2009.

	Level 3 Investments at Fair Value
	Year Ended December 31, 2009
		Other
	Wrapper	Insurance
	Contracts	Contracts	Total
Balance, beginning of year	$2,212,935	$28,432	$2,241,367
Unrealized gains relating to instruments still held at the reporting date	1,331,567	—	1,331,567
Purchases, issuances and settlements	—	(28,432)	(28,432)

Balance, end of year	$3,544,502	$—	$3,544,502

There was no transfer between level 1 and level 2 investments during the year ended December 31, 2010.
(12)	Pending Litigation

During the fourth quarter of 2007, fourteen putative class actions were filed in the Southern District of New York (the Court) asserting claims under ERISA against the Company, the Plan’s administration and investment committees, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints, brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from January 1, 2007 through January 15, 2008, allege that defendants imprudently allowed Plan assets to be invested in Company common stock, although they knew or should have known that the Company’s stock price was artificially inflated, and that defendants failed adequately to disclose information to Plan participants and beneficiaries. On November 21, 2008, defendants filed a motion to dismiss the compliant. On January 22,

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

2008, thirteen actions were consolidated by the Court, and interim lead plaintiff and counsel were appointed. On December 16, 2008, the fourteenth action was consolidated into this litigation. On April 4, 2009, the Court heard an oral argument on the motion. On August 31, 2009, the Court dismissed the case. An appeal was filed in the U.S. Court of Appeals for the Second Circuit on September 8, 2009, and oral argument was held on October 28, 2010. A decision by the Second Circuit Court of Appeals has not yet been issued.

In October 2007, a purported class action complaint was filed against the Company and the Plan administration and investment committees, alleging that defendants engaged in prohibited transactions and breached fiduciary duties under ERISA by allowing the investment of Plan assets in Citigroup-affiliated mutual funds and the purchase of services from a Citigroup-affiliated entity. The Plan is not named as a defendant in this action. The complaint was brought on behalf of all participants in the Citigroup 401(k) Plan from 2001 through the present. On March 16, 2010, the Court dismissed the request to have this action certified as a class action and all claims raised in the compliant, other than the claim that the Citigroup-affiliated mutual funds charged excessive fees. Although this claim was not dismissed, the only issue before the court is whether the statute of limitations has run with respect to this claim.

(13)	Subsequent Events
Effective January 1, 2011, the maximum amount of matching contributions paid on employee deferral contributions will be increased from 4% to 6% for eligible pay for all employees.

On March 21, 2011, the Company announced a 1-for-10 reverse stock split of Company stock effective after the close of trading on May 6, 2011. The Company stock began trading on a split adjusted basis on the New York Stock Exchange at the opening of trading on May 9, 2011. All Company stock in the Plan is held in the Citigroup Common Stock Fund, which uses a unitized accounting methodology. When a participant invests in the Citigroup Common Stock Fund, he or she owns a unit of the Fund, not actual shares of the Company. The reverse stock split has been reflected in the Citigroup Common Stock Fund and the equivalent units held in the participant’s Plan account has been be reduced by a factor of 10. The value of the participant’s investment in the Citigroup Common Stock Fund on the date of the reverse stock split was unchanged by the event.

The Plan’s management evaluated subsequent events through June 17, 2011, the date on which the financial statements were issued and no additional disclosures were required.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(14)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$8,471,611,414	$7,690,475,757
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	56,099,540	22,091,173

Net assets available for benefits per the Form 5500	$8,527,710,954	$7,712,566,930

Net increase (decrease) in net assets plans per the financial statements	$781,135,657	$(57,207,290)
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(22,091,173)	96,155,180
Current year adjustment from contract value to fair value for fully-benefit responsive investment contracts	56,099,540	22,091,173

Net increase per Form 5500	$815,144,024	$61,039,063

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
Cash And Short-Term Investments
BlackRock TempFund	368,368,084		$368,368,085	$368,368,085
Brazilian Real	70,954		42,125	42,744
Canadian Dollar	14		14	14
Citi Institutional U.S. Treasury Reserves	123,283,555		123,283,555	123,283,555
Egyptian Pound	206		36	35
Indonesian Rupiah	67,914,268		7,545	7,538
Israeli Shekel	19,482		5,132	5,501
New Taiwan Dollar	1,372,369		44,877	47,069
South Korean Won	1,550		1	1
State Street Bank and Trust Co Short Term Investment Fund	166,913,755		166,913,755	167,000,636

Total Cash And Short-Term Investments			658,665,125	658,755,178

U.S. Equities
Large Cap Companies
Allstate Corp	39,644		1,974,603	1,263,849
Altria Group Inc	73,896		1,538,135	1,819,307
American Express Co	74,595		3,649,965	3,201,597
Ameriprise Financial Inc	34,851		1,341,598	2,005,659
Annaly Capital Management In	83,892		1,231,139	1,503,340
Applied Materials Inc	88,874		1,618,582	1,248,684
At+T Inc	74,694		2,819,421	2,194,521
Bank Of America Corp	186,936		5,522,441	2,493,722
Baxter International Inc	39,744		2,086,590	2,011,831
Bristol Myers Squibb Co	100,957		2,790,156	2,673,348
Capital One Financial Corp	124,124		3,929,610	5,282,738
Cardinal Health Inc	44,038		1,217,089	1,687,085
Chubb Corp	21,570		1,013,956	1,286,405
* Citigroup Common Stock Fund	148,358,273		1,609,361,034	701,734,489
Conocophillips	58,318		4,221,799	3,971,424
Dominion Resources Inc/Va	40,942		1,720,772	1,749,047
Du Pont (E.I.) De Nemours	51,827		2,345,128	2,585,117
Eaton Corp	18,773		1,589,805	1,905,693
El Paso Corp	80,798		1,210,689	1,111,781
Emerson Electric Co	36,948		1,733,683	2,112,303
Entergy Corp	23,766		2,378,531	1,683,374
Fifth Third Bancorp	140,202		1,551,127	2,058,162
General Electric Co	91,571		1,466,922	1,674,825
Goodrich Corp	29,159		1,800,841	2,568,013
Hewlett Packard Co	51,527		2,041,699	2,169,293
Home Depot Inc	41,741		1,277,181	1,463,439
Honeywell International Inc	55,022		2,861,207	2,924,980
Illinois Tool Works	61,213		3,352,548	3,268,798
Intel Corp	103,853		1,483,105	2,184,032
Intl Business Machines Corp	20,471		2,074,824	3,004,332
Johnson + Johnson	33,752		2,061,487	2,087,578
Jpmorgan Chase + Co	63,011		2,676,622	2,672,922
Lorillard Inc	19,872		1,483,056	1,630,688
Marathon Oil Corp	65,907		2,223,195	2,440,529
Medtronic Inc	30,657		1,073,480	1,137,055
Microsoft Corp	109,645		2,103,470	3,061,287
Murphy Oil Corp	32,746		1,830,216	2,441,192
Occidental Petroleum Corp	43,638		2,558,361	4,280,917
Pfizer Inc	185,095		4,063,922	3,241,018
Philip Morris International	58,817		2,880,310	3,442,549
Pnc Financial Services Group	79,987		3,654,278	4,856,804
Raytheon Company	57,718		2,704,582	2,674,670
Reynolds American Inc	55,921		1,812,769	1,824,141
Spectra Energy Corp	141,100		3,043,682	3,526,101
Stanley Black + Decker Inc	82,683		4,531,606	5,529,018
* State Street Common Stock Fund	93,752		1,689,994	4,344,468
* State Street Corp	43,738		1,993,023	2,026,826

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
Sysco Corp	28,360		718,780	833,781
Texas Instruments Inc	43,239		1,121,612	1,405,263
Unitedhealth Group Inc	68,303		3,061,379	2,466,436
Verizon Communications Inc	63,011		2,421,841	2,254,530
Walgreen Co	45,835		1,496,344	1,785,739
Wellpoint Inc	50,728		3,699,875	2,884,409
Wells Fargo + Co	98,061		3,169,106	3,038,921
Xcel Energy Inc	81,085		1,659,307	1,909,560
Xerox Corp	153,483		1,769,993	1,768,124

Total Large Cap Companies			1,734,706,469	836,405,713

Mid Cap Companies
Acme Packet Inc	1,199		51,294	63,718
Advance Auto Parts Inc	18,474		648,503	1,222,047
Alaska Air Group Inc	6,592		349,080	373,718
Alliance Data Systems Corp	31,356		1,312,629	2,227,193
Amerigroup Corp	8,690		369,343	381,659
Anixter International Inc	9,189		480,844	548,876
Bank Of Hawaii Corp	22,171		975,662	1,046,711
Brocade Communications Sys	35,828		218,807	189,530
Brown + Brown Inc	28,033		515,443	671,105
Bruker Corp	899		13,234	14,923
Centerpoint Energy Inc	129,417		2,134,051	2,034,435
Chimera Investment Corp	319,504		1,083,087	1,313,160
Cigna Corp	52,825		1,992,477	1,936,576
City National Corp	3,828		147,971	234,864
Computer Sciences Corp	25,065		1,397,143	1,243,202
Con Way Inc	29,787		952,707	1,089,300
Coventry Health Care Inc	101,856		4,113,965	2,688,998
Dana Holding Corp	21,475		325,507	369,584
Deckers Outdoor Corp	4,095		268,501	326,553
Del Monte Foods Co	17,374		179,576	326,637
Diamondrock Hospitality Co	36,802		247,207	441,629
Dun + Bradstreet Corp	16,577		1,208,741	1,360,770
East West Bancorp Inc	27,008		352,476	528,014
Family Dollar Stores	51,327		1,327,817	2,551,486
First Horizon National Corp	97,339		984,027	1,146,651
First Niagara Financial Grp	7,006		86,473	97,940
Forest Oil Corp	6,371		191,332	241,910
Gentex Corp	8,505		131,519	251,401
Graftech International Ltd	15,470		235,426	306,935
Hanesbrands Inc	80,686		2,015,967	2,049,422
Harsco Corp	19,448		538,752	550,769
Hatteras Financial Corp	8,370		207,132	253,356
Hcc Insurance Holdings Inc	25,284		597,826	731,732
Helmerich + Payne	5,222		166,538	253,152
Incyte Corp	4,395		74,343	72,779
Intermune Inc	2,297		81,993	83,623
Intl Flavors + Fragrances	1,124		35,764	62,500
Intl Game Technology	120,030		1,774,107	2,123,336
Itt Corp	37,347		2,324,539	1,946,162
Jabil Circuit Inc	22,374		325,912	449,492
Kennametal Inc	29,047		828,660	1,146,201
L 3 Communications Holdings	34,351		3,338,762	2,421,432
Limited Brands Inc	75,393		1,534,308	2,316,839
Mcmoran Exploration Co	56,225		689,647	963,704
Mdu Resources Group Inc	74,694		1,973,969	1,514,055
Mercury General Corp	4,652		214,644	200,089
Mfa Financial Inc	53,782		363,651	438,861
Microchip Technology Inc	60,914		1,239,072	2,083,863
Molex Inc	97,063		2,019,280	2,205,266
Myriad Genetics Inc	899		16,886	20,532

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
New York Community Bancorp	116,735		1,712,418	2,200,454
Newell Rubbermaid Inc	47,033		777,725	855,069
Oceaneering Intl Inc	4,043		245,653	297,650
Omega Healthcare Investors	12,086		256,815	271,208
Omnicare Inc	80,386		2,464,197	2,041,009
On Semiconductor Corporation	143,937		1,083,793	1,422,093
Oneok Inc	6,591		338,580	365,585
Onyx Pharmaceuticals Inc	3,096		100,815	114,164
Pinnacle West Capital	43,638		1,701,603	1,808,807
Pride International Inc	1,769		54,046	58,374
Quest Diagnostics Inc	32,654		1,783,868	1,762,327
Quest Software Inc	15,782		403,529	437,782
Range Resources Corp	15,431		617,029	694,065
Raymond James Financial Inc	33,325		689,781	1,089,712
Rf Micro Devices Inc	75,312		513,556	553,545
Riverbed Technology Inc	17,979		495,880	632,323
Rock Tenn Company Cl A	499		26,127	26,944
Royal Gold Inc	6,901		334,016	376,989
Rpc Inc	949		16,343	17,194
Ryder System Inc	27,861		1,446,824	1,466,582
Sally Beauty Holdings Inc	7,791		103,421	113,202
Sandridge Energy Inc	9,759		134,590	71,436
Seacor Holdings Inc	899		82,266	90,875
Sirona Dental Systems Inc	10,288		391,446	429,833
Slm Corp	292,287		7,143,163	3,679,890
Solutia Inc	7,891		175,840	182,120
Sotheby S	3,796		148,554	170,801
Spx Corp	18,574		1,034,997	1,327,836
Steris Corp	6,093		219,287	222,147
Synovus Financial Corp	177,141		872,429	467,653
Tech Data Corp	1,998		81,584	87,937
Tenneco Inc	1,498		49,511	61,668
Tibco Software Inc	15,482		304,601	305,149
Tidewater Inc	28,413		1,514,823	1,529,731
Tw Telecom Inc	61,312		904,889	1,045,375
Verifone Systems Inc	1,298		29,384	50,070
Vishay Intertechnology Inc	32,362		358,014	475,078
Warnaco Group Inc/The	11,786		651,381	649,069
Wiley (John) + Sons Class A	15,391		495,210	696,268
Wr Grace + Co	11,886		379,907	417,560

Total Mid Cap Companies			72,794,490	75,682,261

Small Cap Companies
1st United Bancorp Inc/North	18,973		110,974	131,106
99 Cents Only Stores	32,755		528,716	522,113
Abm Industries Inc	15,389		326,989	404,719
Accelrys Inc	21,245		201,021	176,333
Acco Brands Corp	33,164		212,525	282,554
Actuant Corp A	7,820		140,267	208,174
Actuate Corp	8,890		47,303	50,671
Advance America Cash Advance	58,332		301,512	328,992
Advocat Inc	3,695		20,152	19,545
Affymax Inc	4,894		30,965	32,547
Air Transport Services Group	12,186		93,729	96,268
Alamo Group Inc	7,491		196,577	208,407
Align Technology Inc	1,298		25,081	25,372
Alliance Fiber Optic Product	2,197		30,843	34,456
Allied Healthcare Products	50,803		203,341	222,516
Almost Family Inc	1,199		43,365	46,050
Alnylam Pharmaceuticals Inc	1,199		14,757	11,818
Altra Holdings Inc	4,495		74,528	89,266
Amag Pharmaceuticals Inc	1,898		31,348	34,350

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
Ameresco Inc Cl A	17,879		225,631	256,745
American Axle + Mfg Holdings	14,783		170,268	190,106
American Greetings Corp Cl A	80,350		1,442,028	1,780,556
Amkor Technology Inc	6,692		49,689	49,455
Amtech Systems Inc	18,978		378,521	477,294
Amtrust Financial Services	17,080		258,618	298,901
Anaren Inc	3,496		64,393	72,890
Ancestry.Com Inc	7,491		195,919	212,153
Anworth Mortgage Asset Corp	42,974		270,858	300,815
Applied Industrial Tech Inc	17,879		517,646	580,715
Ariad Pharmaceuticals Inc	54,536		241,129	278,136
Arqule Inc	11,287		64,015	66,254
Arvinmeritor Inc	1,099		23,464	22,546
Asbury Automotive Group	16,581		243,232	306,411
Associated Estates Realty Cp	7,991		111,309	122,178
Astronics Corp	699		15,316	14,683
Atrion Corporation	100		15,663	17,925
Audiovox Corp A	1,698		12,871	14,654
Avanir Pharmaceuticals Inc A	55,735		228,499	227,399
Aveo Pharmaceuticals Inc	1,199		16,624	17,524
Bancorp Inc/The	10,269		60,324	104,433
Bigband Networks Inc	44,043		128,626	123,320
Blue Coat Systems Inc	499		14,463	14,918
Boise Inc	8,390		66,136	66,534
Boston Beer Company Inc Cl A	5,294		453,646	503,390
Briggs + Stratton	35,053		746,114	690,203
Brightpoint Inc	21,675		186,218	189,220
Brooks Automation Inc	4,794		42,160	43,485
Caci International Inc Cl A	2,497		126,036	133,345
Callon Petroleum Co	7,991		47,453	47,305
Cambium Learning Group Inc	29,972		119,424	103,102
Capstead Mortgage Corp	34,654		381,560	436,290
Cardica Inc	4,794		21,793	20,904
Cardinal Financial Corp	1,298		13,367	15,101
Cardiovascular Systems Inc	18,778		197,949	219,140
Cardtronics Inc	13,684		236,790	242,208
Casella Waste Systems Inc A	121,750		1,184,496	863,209
Cash America Intl Inc	7,991		294,995	295,096
Cato Corp Class A	9,789		267,461	268,305
Cavco Industries Inc	10,414		349,537	486,211
Cec Entertainment Inc	300		11,737	11,635
Celadon Group Inc	14,383		202,913	212,728
Celldex Therapeutics Inc	36,657		186,067	151,028
Center Financial Corp	14,712		61,458	111,517
Central Euro Distribution Cp	28,208		658,259	645,956
Century Casinos Inc	95,127		391,673	230,206
Chemed Corp	8,790		521,868	558,237
China North East Petroleum	5,494		31,097	31,643
Cincinnati Bell Inc	77,932		271,516	218,210
Clayton Williams Energy Inc	2,997		230,769	251,617
Clearwater Paper Corp	5,793		405,285	453,611
Cloud Peak Energy Inc	22,374		412,052	519,746
Coca Cola Bottling Co Consol	6,193		359,299	344,195
Codexis Inc	6,492		61,025	68,820
Cogo Group Inc	49,842		383,115	441,101
Coherent Inc	7,835		204,671	353,680
Coinstar Inc	22,125		731,132	1,248,761
Collective Brands Inc	14,711		181,581	310,401
Columbia Banking System Inc	28,882		507,886	608,260
Comstock Resources Inc	43,228		1,513,513	1,061,690
Comtech Telecommunications	12,785		350,764	354,531
Cooper Tire + Rubber	49,031		887,211	1,156,151

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
Cornerstone Therapeutics Inc	17,979		114,281	104,099
Corvel Corp	3,496		158,467	169,028
Cpi Corp	13,884		365,867	313,080
Cracker Barrel Old Country	9,988		489,883	547,062
Crawford + Company Cl A	115,529		591,478	280,735
Cray Inc	32,035		194,083	229,053
Credit Acceptance Corp	200		12,324	12,539
Crocs Inc	4,295		76,692	73,530
Cross Country Healthcare Inc	16,935		227,794	143,436
Cryolife Inc	4,595		24,699	24,903
Csg Systems Intl Inc	23,573		414,546	446,463
Cubic Corp	8,390		393,127	395,599
Cubist Pharmaceuticals Inc	3,696		83,928	79,088
Cvr Energy Inc	32,362		416,999	491,259
Danvers Bancorp Inc	12,386		199,591	218,853
Darling International Inc	24,172		303,069	321,002
Ddi Corp	8,190		81,266	96,320
Delta Apparel Inc	7,791		108,075	105,177
Deluxe Corp	18,778		376,258	432,272
Depomed Inc	39,754		223,242	252,833
Destination Maternity Corp	699		26,542	26,520
Digitalglobe Inc	599		18,948	19,004
Dolan Co/The	40,520		421,454	564,040
Domino S Pizza Inc	7,491		114,340	119,486
Dorman Products Inc	2,197		81,613	79,635
Ducommun Inc	5,993		124,779	130,528
Dxp Enterprises Inc	19,577		399,204	469,852
Dycom Industries Inc	43,773		695,253	645,653
Earthlink Inc	30,165		266,408	259,418
Easylink Services Intl Cl A	27,268		118,189	114,526
Electro Rent Corp	20,817		288,060	336,406
Emergency Medical Services A	3,096		172,041	200,058
Empire Resorts Inc	66,108		150,238	68,092
Encore Capital Group Inc	6,492		130,111	152,247
Energy Partners Ltd	1,398		19,166	20,780
Ennis Inc	3,396		59,844	58,072
Enpro Industries Inc	12,685		449,324	527,197
Ensign Group Inc/The	6,544		101,910	162,749
Entegris Inc	68,021		417,448	508,115
Enzon Pharmaceuticals Inc	6,992		86,486	85,091
Equity Lifestyle Properties	1,698		95,115	94,970
Evolving Systems Inc	6,592		53,875	54,848
Exide Technologies	2,997		27,357	28,197
Express Inc	1,898		30,033	35,678
Exterran Holdings Inc	16,481		389,384	394,715
Ezcorp Inc Cl A	29,273		517,374	794,178
Ferro Corp	16,581		211,115	242,741
Finish Line/The Cl A	9,689		143,888	166,549
First Cash Finl Svcs Inc	6,892		206,460	213,582
First Midwest Bancorp Inc/Il	45,862		489,521	528,328
First Of Long Island Corp	2,397		64,257	69,303
Franklin Electric Co Inc	6,792		267,984	264,348
Fushi Copperweld Inc	5,294		48,079	47,009
Gencorp Inc	19,477		99,199	100,698
Genesco Inc	7,991		304,298	299,571
Genoptix Inc	35,893		614,981	682,684
Gentiva Health Services	11,178		230,922	297,338
Geo Group Inc/The	24,485		576,879	603,799
Geron Corp	47,045		244,779	243,223
Global Cash Access Holdings	52,039		216,427	166,005
Global Geophysical Services	1,690		17,179	17,543
Global Industries Ltd	72,159		1,048,296	500,060

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
Gordmans Stores Inc	7,691		116,371	128,902
Gp Strategies Corp	11,986		121,603	122,737
Graham Corp	1,132		22,640	22,634
Great Lakes Dredge + Dock Co	60,829		456,444	448,310
Greenbrier Companies Inc	18,409		339,390	386,398
Gt Solar International Inc	62,727		526,978	572,069
Hallwood Group Inc	499		17,138	13,235
Hanger Orthopedic Group Inc	11,586		208,393	245,518
Hardinge Inc	16,783		138,494	163,466
Hastings Entertainment Inc	5,893		38,366	36,066
Healthcare Services Group	9,535		120,846	155,137
Helix Energy Solutions Group	23,890		638,322	290,028
Hill International Inc	131,465		857,081	850,580
Hilltop Holdings Inc	18,324		212,080	181,772
Horizon Lines Inc Cl A	5,893		26,190	25,753
Iberiabank Corp	23,725		1,164,827	1,402,884
Imation Corp	11,586		115,381	119,457
Impax Laboratories Inc	28,267		579,842	568,450
Infinity Pharmaceuticals Inc	10,076		93,172	59,750
Infospace Inc	20,776		166,580	172,439
Ingles Markets Inc Class A	14,295		250,760	274,470
Innospec Inc	19,178		343,241	391,224
Insight Enterprises Inc	12,485		175,850	164,308
Insperity Inc	16,681		465,200	488,740
Integra Lifesciences Holding	6,492		301,846	307,092
Integrated Electrical Servic	22,051		155,469	76,960
Inter Parfums Inc	1,698		31,569	32,008
Interactive Intelligence Inc	3,396		91,384	88,840
Interdigital Inc	17,380		593,898	723,692
Intermec Inc	38,197		778,929	483,568
International Coal Group Inc	8,790		57,088	68,033
Invacare Corp	15,981		420,364	481,998
Ion Geophysical Corp	52,448		259,100	444,757
Irobot Corp	499		10,877	12,426
Ista Pharmaceuticals Inc	34,260		155,783	175,754
Jetblue Airways Corp	34,304		223,095	226,749
Jo Ann Stores Inc	5,494		238,488	330,824
Kadant Inc	7,691		169,704	181,278
Kb Home	4,072		45,235	54,938
Kemet Corp	26,602		345,990	387,857
Kenneth Cole Productions A	23,373		297,078	291,926
Key Energy Services Inc	21,112		242,982	274,034
Kindred Healthcare Inc	17,180		290,278	315,596
Knight Capital Group Inc A	45,607		622,252	628,920
Knology Inc	7,891		110,849	123,333
Koppers Holdings Inc	2,897		97,785	103,641
Kraton Performance Polymers	2,098		52,199	64,919
Kulicke + Soffa Industries	23,273		153,737	167,565
Labranche + Co Inc	2,597		10,828	9,349
Lattice Semiconductor Corp	102,481		532,234	621,032
Lawson Software Inc	57,433		495,025	531,256
Leapfrog Enterprises Inc	28,866		160,175	160,208
Lecroy Corp	30,464		278,401	299,770
Lgl Group Inc	6,627		131,552	119,821
Liquidity Services Inc	8,690		120,168	122,093
Littelfuse Inc	1,398		66,827	65,807
Lojack Corporation	80,451		743,550	519,711
Ltc Properties Inc	14,183		373,101	398,272
M + F Worldwide Corp	6,992		172,209	161,512
Marcus Corporation	28,916		380,461	383,719
Matrix Service Co	30,566		316,761	372,297
Maximus Inc	5,793		365,794	379,921

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
Medicines Company	35,259		469,410	498,208
Medicis Pharmaceutical Cl A	5,294		139,412	141,822
Metro Health Networks Inc	25,071		109,371	112,066
Mf Global Holdings Ltd	6,093		46,240	50,937
Mitcham Industries Inc	9,102		96,112	105,133
Monotype Imaging Holdings In	28,367		318,748	314,873
Monro Muffler Brake Inc	10,292		181,534	355,989
Mrv Communications Inc	302,274		557,808	541,071
Mueller Industries Inc	2,497		72,266	81,655
Mvc Capital Inc	5,194		73,351	75,832
Mwi Veterinary Supply Inc	699		36,598	44,154
Myr Group Inc/Delaware	15,421		242,946	323,831
Nabi Biopharmaceuticals	27,468		154,382	159,040
Nacco Industries Cl A	4,794		493,165	519,570
Nanometrics Inc	18,279		229,157	234,516
National Beverage Corp	9,289		124,077	122,060
National Healthcare Corp	9,589		393,326	443,675
Nelnet Inc Cl A	18,978		390,798	449,586
Netscout Systems Inc	15,845		209,950	364,589
Neurocrine Biosciences Inc	30,664		214,498	234,275
Neutral Tandem Inc	2,697		40,650	38,943
Newpark Resources Inc	71,156		831,791	438,323
Newport Corp	599		9,142	10,410
Nobility Homes Inc	17,668		220,078	143,289
Noranda Aluminum Holding Cor	37,856		393,127	552,696
Northwest Bancshares Inc	3,103		33,079	36,492
Nu Skin Enterprises Inc A	4,095		125,810	123,922
Omnicell Inc	26,235		352,326	379,089
Omnova Solutions Inc	11,087		77,050	92,688
On Assignment Inc	49,460		334,618	403,096
Oncogenex Pharmaceutical Inc	4,894		82,685	82,175
Orasure Technologies Inc	52,293		401,879	300,684
Origen Financial Inc	118,204		385,940	218,678
Oritani Financial Corp	4,095		45,465	50,126
Osi Systems Inc	18,044		496,534	656,076
Outdoor Channel Holdings Inc	39,642		295,898	284,231
Oxford Industries Inc	6,193		143,836	158,597
Pacific Premier Bancorp Inc	26,951		98,418	169,525
Pantry Inc	19,615		365,618	389,550
Park Ohio Holdings Corp	899		16,265	18,797
Park Sterling Corp	9,044		58,789	55,714
Patrick Industries Inc	29,067		203,141	54,937
Pdi Inc	2,497		24,246	26,319
Perry Ellis International	4,195		103,135	115,240
Petroquest Energy Inc	8,410		46,179	63,326
Pharmasset Inc	1,498		65,335	65,039
Pharmerica Corp	2,697		31,680	30,879
Phi Inc Non Voting	8,218		181,748	154,831
Phi Inc Voting	2,588		64,601	54,693
Plantronics Inc	12,186		417,746	453,555
Polyone Corporation	11,886		126,051	148,458
Powell Industries Inc	2,197		71,049	72,252
Power One Inc	71,252		589,261	726,769
Premiere Global Services Inc	54,941		476,997	373,600
Prepaid Legal Services Inc	2,098		130,541	126,378
Prestige Brands Holdings Inc	27,865		242,668	332,985
Prgx Global Inc	12,386		68,994	78,401
Primoris Services Corp	46,956		338,722	447,962
Providence Service Corp	22,174		330,394	356,339
Ps Business Parks Inc/Ca	6,093		330,493	339,496
Quanex Building Products	12,485		223,259	236,849
Questcor Pharmaceuticals	12,585		176,150	185,382

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
Quiksilver Inc	21,974		102,447	111,410
Realnetworks Inc	36,283		191,319	152,387
Redwood Trust Inc	8,945		130,838	133,541
Renaissance Learning Inc	18,279		226,110	216,420
Republic Bancorp Inc Class A	3,096		74,039	73,539
Retail Ventures Inc	12,885		161,212	210,025
Rex Energy Corp	33,749		430,769	460,677
Richardson Elec Ltd	31,671		252,830	370,234
Rigel Pharmaceuticals Inc	26,969		213,694	203,073
Rue21 Inc	2,364		63,757	69,276
Sauer Danfoss Inc	15,382		409,446	434,543
Schawk Inc	16,015		286,085	329,595
Scholastic Corp	24,205		596,528	715,019
Seattle Genetics Inc	4,095		62,367	61,224
Select Comfort Corporation	12,286		112,858	112,168
Seracare Life Sciences Inc	21,075		93,200	100,108
Shiloh Industries Inc	2,197		25,037	26,259
Siga Technologies Inc	17,580		229,026	246,113
Silicon Image Inc	28,667		198,628	210,699
Skyline Corp	14,312		357,311	373,262
Sonic Automotive Inc Class A	17,979		207,107	238,042
Sonic Corp	52,218		485,721	528,445
Spansion Inc Class A	16,481		286,975	341,152
Spartan Stores Inc	30,856		422,463	523,010
Spectrum Pharmaceuticals Inc	11,686		68,251	80,285
Sra International Inc Cl A	2,797		57,554	57,193
Ss+C Technologies Holdings	9,988		182,098	204,861
Stamps.Com Inc	31,918		413,509	422,911
Standard Motor Prods	6,792		86,681	93,052
Standex International Corp	3,196		97,656	95,601
Steelcase Inc Cl A	11,986		124,123	126,692
Stepan Co	1,199		83,849	91,417
Sterling Bancorp N Y	9,404		85,295	98,462
Sterling Construction Co	9,684		177,982	126,280
Stone Energy Corp	3,496		60,872	77,924
Sunrise Senior Living Inc	7,391		39,299	40,283
Superior Industries Intl	899		18,215	19,076
Susser Holdings Corp	24,771		329,016	343,080
Synergetics Usa Inc	31,863		138,003	149,437
Synnex Corp	23,655		606,727	738,050
Take Two Interactive Softwre	11,686		134,232	143,041
Talbots Inc	11,963		102,961	101,922
Telenav Inc	12,985		85,544	94,530
Teletech Holdings Inc	13,584		260,046	279,698
Tessco Technologies Inc	5,510		73,317	87,878
Tessera Technologies Inc	3,596		73,712	79,647
Tetra Technologies Inc	15,382		160,873	182,585
Texas Capital Bancshares Inc	17,759		288,559	377,736
Theravance Inc	3,096		72,112	77,626
Thq Inc	88,446		496,090	535,981
Tier Technologies Inc	86,687		717,173	519,254
Timberland Co Class A	14,683		366,371	361,052
Tpc Group Inc	14,348		395,635	435,040
Triangle Petroleum Corp	17,150		94,559	111,478
Trident Microsystems Inc	165,263		358,900	294,169
Trimas Corp	19,078		323,497	390,331
Triquint Semiconductor Inc	17,779		188,960	207,840
Twin Disc Inc	1,298		32,010	38,773
Ultralife Corp	7,991		51,321	52,818
Umh Properties Inc	36,051		375,938	367,719
Unisys Corp	9,189		229,117	237,911
United Community Banks/Ga	11,015		71,891	21,480

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
United Financial Bancorp Inc	6,093		90,310	93,039
United Online Inc	65,623		427,313	433,115
Unitrin Inc	9,589		241,050	235,310
Univest Corp Of Pennsylvania	4,452		83,885	85,350
Usa Mobility Inc	11,686		198,404	207,667
Usana Health Sciences Inc	699		29,961	30,380
Vaalco Energy Inc	42,950		296,404	307,521
Valassis Communications Inc	14,683		468,554	474,991
Vanda Pharmaceuticals Inc	26,669		251,575	252,288
Veeco Instruments Inc	1,998		84,154	85,820
Verint Systems Inc	6,093		167,076	193,145
Virtus Investment Partners	1,498		72,313	67,976
Vitamin Shoppe Inc	2,488		48,040	83,712
Vse Corp	1,199		43,858	39,578
W+T Offshore Inc	26,469		346,260	473,004
Warren Resources Inc	29,865		125,537	134,991
Washington Banking Co	6,351		83,540	87,074
Wausau Paper Corp	14,011		124,627	120,638
Wd 40 Co	3,296		129,761	132,769
Web.Com Group Inc	33,561		276,767	283,589
Western Liberty Bancorp	7,935		75,204	43,167
Whitney Holding Corp	19,353		168,285	273,846
Willbros Group Inc	25,110		604,664	246,576
Wilmington Trust Corp	11,208		146,095	48,643
Wintrust Financial Corp	23,141		694,506	764,340
Young Innovations Inc	1,498		45,909	47,959
Yrc Worldwide Inc	1,292		36,440	4,807

Total Small Cap Companies			84,772,554	88,521,300

Non-U.S. Equities
Aircastle Ltd	38,755		382,408	404,988
Alpha + Omega Semiconductor	13,775		181,002	176,732
America Movil Adr Series L	63,045		3,568,948	3,614,986
American Safety Ins Holdings	14,483		277,638	309,649
Antofagasta Plc	68,164		852,202	1,720,350
Argo Group International	14,246		510,803	533,522
Astra International Tbk Pt	211,777		754,799	1,282,179
Au Optronics Corp	20,880		24,027	21,699
Axis Capital Holdings Ltd	37,547		1,310,542	1,347,183
Baltic Trading Ltd	23,373		255,857	238,636
Banco Do Brasil S.A.	89,793		1,713,309	1,699,584
Bank Mandiri Tbk	1,761,984		716,394	1,271,132
Bank Rakyat Indonesia Perser	1,094,762		818,744	1,275,805
Belle International Holdings	728,513		1,023,728	1,227,675
Bp Plc Spons Adr	40,043		1,962,561	1,768,716
Carnival Corp	72,597		3,088,366	3,347,464
Chicago Bridge + Iron Ny Shr	10,344		269,265	340,306
China Construction Bank H	4,503,235		3,363,266	4,031,892
China Grentech Corp Ltd Adr	64,435		240,626	204,905
China Resources Land Ltd	771,366		1,608,951	1,401,104
China Yurun Food Group Ltd	352,795		1,159,448	1,166,356
Cia De Minas Buenaventur Adr	53,940		2,044,213	2,640,894
Cnooc Ltd	2,007,147		3,344,671	4,787,006
Commercial International Ban	260,908		1,173,915	2,128,166
Compal Electronics	1,642,276		2,180,212	2,177,009
Companhia De Bebidas Prf Adr	78,397		1,668,095	2,432,669
Credicorp Ltd	18,238		1,287,422	2,168,649
Ctrip.Com International Adr	45,843		1,122,520	1,854,369
Diageo Plc Sponsored Adr	21,270		1,462,268	1,580,993
Diagnosticos Da America Sa	106,138		707,798	1,438,612
Eldorado Gold Corp	13,722		126,404	254,810
Energy Xxi Bermuda	5,167		122,236	142,966

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
Fresh Del Monte Produce Inc	42,854		846,668	1,069,199
Global Sources Ltd	21,675		214,650	206,343
Goldcorp Inc	6,111		207,121	280,995
Great Basin Gold Ltd	70,162		184,282	207,679
Grupo Financiero Banorte O	99,499		297,685	473,537
Hcl Technologies Ltd	158,329		1,114,085	1,611,090
Helen Of Troy Ltd	1,798		48,729	53,470
Hengan Intl Group Co Ltd	215,265		1,557,150	1,856,724
Hon Hai Precision Industry	615,100		2,443,789	2,478,838
Hong Kong Exchanges + Clear	64,281		1,108,992	1,457,830
Hypermarcas Sa	167,666		1,207,916	2,275,605
Hyundai Heavy Industries	5,478		1,728,413	2,138,413
Hyundai Mobis	14,871		1,792,058	3,727,962
Icici Bank Ltd	83,972		1,686,861	2,139,542
Imperial Tobacco Group Adr	48,931		4,072,763	3,021,478
Ind + Comm Bk Of China H	4,663,587		3,030,849	3,461,553
Interoil Corp	29,427		1,044,263	2,120,798
Intertape Polymer Group Inc	114,225		290,210	131,359
Jaguar Mining Inc	26,104		171,198	186,121
Kb Financial Group Inc	41,040		2,199,125	2,169,700
Lg Chem Ltd	6,451		1,873,564	2,222,514
Lg Display Co Ltd	41,508		1,489,163	1,455,661
Mediatek Inc	138		1,754	1,969
Mmc Norilsk Nickel Jsc Adr	53,368		820,351	1,263,216
Mobile Telesystems Sp Adr	60,710		1,353,143	1,267,012
Naspers Ltd N Shs	10,983		273,617	644,076
Newalta Corp	10,788		129,271	129,245
Nhn Corp	9,169		1,273,526	1,833,901
Nine Dragons Paper Holdings	664,730		1,063,692	942,328
Nordion Inc	12,337		97,135	140,523
Novatek Microelectronics Ltd	703		1,939	2,265
Orthofix International Nv	4,195		120,802	121,658
Parkson Retail Group Ltd	407,608		604,882	627,118
Petaquilla Minerals Ltd	79,456		119,726	84,144
Petrochina Co Ltd H	454,448		508,465	591,616
Petroleo Brasileiro S.A. Adr	15,177		616,649	574,305
Petroleo Brasileiro Spon Adr	107,833		3,233,430	3,684,648
Posco	3,241		1,566,547	1,390,726
Quanta Computer Inc	1,498		2,482	3,144
Randgold Resources Ltd Adr	52,974		2,895,617	4,361,380
Redecard Sa	54,614		861,490	692,539
Rosneft Ojsc Reg S Gdr	121,834		608,737	872,332
Royal Caribbean Cruises Ltd	50,828		1,338,374	2,388,922
Samsung Electronics Co Ltd	8,034		4,700,456	6,717,648
San Gold Corp	56,360		192,529	224,314
Sandstorm Metals + Energy Lt	13,031		—	15,081
Sandstorm Resources Ltd	473,489		231,980	381,212
Sandvine Corp	224,402		245,348	618,026
Sberbank Of Russia	957,696		2,513,737	3,262,871
Seadrill Ltd	76,791		2,243,189	2,604,765
Silver Standard Resources	6,353		127,642	179,284
Sk Innovation Co Ltd	9,009		1,143,921	1,540,041
Taiwan Semiconductor Sp Adr	132,547		1,450,200	1,662,145
Tata Consultancy Svs Ltd	104,285		1,651,023	2,714,697
Tata Motors Ltd	73,057		1,178,976	2,129,285
Tencent Holdings Ltd	69,164		1,383,110	1,521,424
Ternium Sa Sponsored Adr	31,791		1,112,960	1,348,276
Triple S Management Corp B	19,777		364,960	377,344
Tupras Turkiye Petrol Rafine	102,064		2,633,927	2,559,878
Turkiye Garanti Bankasi	361,403		988,071	1,836,369
Turkiye Halk Bankasi	65,560		361,774	558,049
Vale Sa Sp Pref Adr	158,271		3,680,439	4,782,938

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
Vimpelcom Ltd Spon Adr	114,289		1,793,940	1,718,903
Vodafone Group Plc Sp Adr	52,126		1,436,347	1,377,698
Willis Group Holdings Plc	62,512		2,236,742	2,164,777
X 5 Retail Group Nv Regs Gdr	28,432		583,216	1,314,977
Xl Group Plc	63,111		1,091,198	1,377,077
Xyratex Ltd	13,085		188,064	213,412
Yanlord Land Group Ltd	614,901		988,523	806,395

Total Non-U.S. Companies			119,946,070	149,361,367

Mutual Funds
DFA emerging market/International value fund	25,291,933		345,400,838	362,180,485
Dimensional Investment Group Inc	5,648,588		126,697,009	160,871,776
Dodge + Cox International Stoc	8,816,214		351,312,631	314,826,997
Legg Mason Bw Global Opportuni	3,587,908		36,387,655	37,960,065
Pimco All Asset All Authority	232,978		2,539,798	2,462,583
Pimco Emerging Markets Bond Fu	3,183,984		33,180,267	35,342,220
Spdr Kbw Regional Banking Etf	6,308		141,308	166,850
T Rowe Price Institutional Hig	6,918,407		63,136,434	67,869,572
T Rowe Price International Discovery Fund	1,001,607		36,380,696	43,970,534
Western Asset High Yield Portf	7,987,678		66,848,250	69,572,672

Total Mutual Funds			1,062,024,887	1,095,223,753

Collective Trusts And Other
Citigroup AEW REIT	2,368,920		20,068,270	24,115,607
BFA Lifepath Index 2015 Fund	6,918,968		84,897,234	85,795,202
BFA Lifepath Index 2020 Fund	8,748,957		111,724,257	113,124,015
BFA Lifepath Index 2025 Fund	9,747,750		115,707,119	117,265,435
BFA Lifepath Index 2030 Fund	8,969,514		112,388,539	114,092,217
BFA Lifepath Index 2035 Fund	7,403,243		85,285,626	86,617,947
BFA Lifepath Index 2040 Fund	6,053,465		74,276,539	75,547,249
BFA Lifepath Index 2045 Fund	10,064,463		112,319,406	114,332,298
BFA Lifepath Index 2050 Fund	477,823		4,317,067	4,395,969
BFA Lifepath Index Retirement	5,114,088		67,250,528	67,812,804
Citigroup Dj/Wil Reit Index	1,137,969		25,183,633	30,603,393
Citigroup DJ Commodity Fund	4,718,753		43,910,368	46,592,963
Citigroup Emergin Market Equity	11,704,089		103,659,137	119,990,318
Citigroup Emrg Market Debt	2,895,229		32,770,191	35,119,124
Citigroup Large Cap Growth	22,394,818		208,103,175	222,828,439
Citigroup LB Agg Bond Index	19,222,814		358,324,071	423,247,929
Citigroup LB US TIPS Index	6,065,184		70,885,876	78,501,682
Citigroup Mid Cap Growth	6,212,766		52,088,582	63,929,364
Citigroup MSCI Eafe Index	11,145,219		204,582,709	213,419,807
Citigroup MSCI Emerging Free Index	3,356,359		74,171,674	95,568,971
Citigroup Russell 2000 Index	13,313,609		245,705,951	362,196,726
Citigroup Russell 3000 Index	21,429,316		382,674,569	445,835,774
Citigroup S&P 400 Mid Cap Index	4,375,659		120,260,867	147,936,647
Citigroup S&P 500 Index	3,402,466		883,447,852	888,212,140

Total Collective Trusts And Other			3,594,003,239	3,977,082,020

Guaranteed Insurance Contracts
AIG Financial Products Contract No. 725839		3.24%	241,074,269	243,684,758
AIG Financial Products Contract No. 725840		5.19	167,902,931	185,593,513
ING Life & Annuity Company Contract No. 60266		3.21	181,002,659	187,178,582
JP Morgan Chase Bank Contract No. Citigroup01		5.06	43,770,637	45,603,083
Natixis Financial Products Contract No. WR1937-01		4.65	240,739,094	243,684,758
Natixis Financial Products Contract No. WR1937-02		5.11	20,735,825	21,376,425
Royal Bank of Canada Contract No. Citigroup01		3.77	204,354,116	226,051,645

Total Guaranteed Insurance Contracts			1,099,579,531	1,153,172,764

Wrapper Contract
AIG Financial Products Contract No. 725839			N/A	608,689
AIG Financial Products Contract No. 725840			N/A	1,035,448

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
ING Life & Annuity Company Contract No. 60266			N/A	307,574
JP Morgan Chase Bank Contract No. Citigroup01			N/A	9,307
Natixis Financial Products Contract No. WR1937-01			N/A	145,877
Natixis Financial Products Contract No. WR1937-02			N/A	11,638
Royal Bank of Canada Contract No. Citigroup01			N/A	387,774

Total Wrapper Contracts			—	2,506,307

Total Investments			$8,426,492,365	$8,036,710,663

Loans receivable from participants
42,239 loans carrying an interest rate of 4.25% to 11% with maturities up to 20 years				194,128,824

Total				$8,230,839,487

*	Party in interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2010

Current value
					Expenses		of asset on
	Number of	Purchase	Number of	Selling	incurred with	Cost of	transaction	Net gain
Identity and Description	purchases	price	sales	price	transaction	asset sold	date	(loss)
Series of transactions:
* State Street Bank and Trust Co Short Term Investment Fund	828	$745,217,412	1,201	$642,421,710	$—	$642,421,710	$1,387,639,123	$—

*	Party in interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIGROUP 401(K) PLAN

Date: June 17, 2011

	By:	/s/ Paul McKinnon
Paul McKinnon
Global Head of Human Resources